Exhibit 8(2)




                             KELLER & COMPANY, INC.
                              555 METRO PLACE NORTH
                                    SUITE 524
                               DUBLIN, OHIO 43017
                                 (614) 766-1426
                               (614) 766-1459 FAX

September 11, 1998


The Board of Directors
Lincoln Federal Savings Bank
1121 E. Main Street
Plainfield, Indiana   46168

         Re:  Subscription Rights - Conversion of Lincoln Federal Savings Bank

Gentlemen:

The  purpose  of this  letter  is to  provide  an  opinion  of the  value of the subscription rights of the "to be issued" common stock of Lincoln Bancorp (the "Corporation"), Plainfield, Indiana, in regard to the conversion of Lincoln Federal Savings Bank ("Lincoln Federal" or the "Bank") from a federally-chartered mutual savings bank to a federally-chartered stock savings bank.

Because the Subscription Rights to purchase shares of Common Stock in the Corporation, which are to be issued to the depositors of Lincoln Federal, and the other members of the Bank and will be acquired by such recipients without cost, will be nontransferable and of short duration and will afford the recipients the right only to purchase shares of Common Stock at the same price as will be paid by members of the general public in a Direct Community Offering, we are of the opinion that:

         (1) The Subscription Rights will have no ascertainable fair market value, and;

         (2) The price at which the Subscription Rights are exercisable will not be more or less than the fair market value of the shares on the date of the exercise.

Further, it is our opinion that the Subscription Rights will have no economic value on the date of distribution or at the time of exercise, whether or not a community offering takes place.

Sincerely,

KELLER & COMPANY, INC.

/s/ John A. Shaffer

John A. Shaffer
Vice President